April 23, 2010

Tim Buchmiller

Geoffrey Kruczek

Kaitlin Tillan

Andri Boerman

Mail stop 3030

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

USA

Re: JinkoSolar Holding Co., Ltd.

Ladies and Gentlemen:

On behalf of JinkoSolar Holding Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated April 19, 2010 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

We enclose herewith five courtesy copies of Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) in connection with the proposed offering of ordinary shares, par value US$0.00002 per share, in the form of American depositary shares (“ADSs”), of the Company. Amendment No. 6 has been filed today with the Commission via EDGAR under the Securities Act of 1933, as amended. For your ease of reference, the courtesy copies have been marked to show changes to the Company’s Registration Statement filed with the Commission on April 9, 2010. The changes have been made to reflect the Company’s responses and developments.

Prospectus Cover

1.	We note the statement that you “have applied” to list the ADSs. However, it is our understanding that you have already been approved for listing. Please revise or advise.

The Company respectfully advises the Staff that due to the lapse of time from the submission of the Company’s request for clearance and initial listing application to the New York Stock Exchange (“NYSE”), the Company has been advised by the NYSE that it will be necessary to resubmit the initial listing application. The Company expects to receive approval for listing of the ADSs prior to the preparation of the preliminary prospectus, and will update the prospectus cover and related disclosure once it receives approval for listing.

Our Business, page 1

2.	Please balance your statements regarding the significant recovery in demand with equally prominent disclosure regarding reduced incentives provided by major markets for solar products, like those mentioned on page 16, and the continued reduced prices for your products, as noted on pages 74 and 75.

The Company respectfully advises the Staff that the disclosure has been revised in response to the Staff’s comments. See revised disclosure on pages 2, 3, 74 and 118.

Our Industry, page 2

3.	It appears that you have included in your document industry data that was not included in prior amendments. If so, please provide us with those industry reports, clearly marked to support the data you have included. Also tell us whether the data you cite were financed by you or prepared for you at your direction or for the registration statement and whether the studies are publicly available.

The Company encloses herewith as Annex A for the Staff’s review relevant excerpts from Marketbuzz 2010, Annual World Photovoltaic Market Review, published March 2010 (“Solarbuzz Report”) by Solarbuzz LLC, marked to support the data included in the prospectus. The Solarbuzz Report and the data contained therein were not financed by or prepared at the direction of the Company, or for use in the Registration Statement. The Solarbuzz Report is available for a fee of US$3,995 to Solarbuzz LLC. The Company confirms that Solarbuzz LLC has consented to the reference to its name and the use by the Company of its data in the Registration Statement.

In addition, the Company also encloses herewith as Annex B for the Staff’s review Photon Consulting Silicon Price Index (“PCSPI”) for contract and spot prices of virgin polysilicon from April 2009 to April 2010, published by Photon Consulting LLC, marked to support the data included in the prospectus. The PCSPI was not financed by or prepared at the direction of the Company, or for use in the Registration Statement. PCSPI is available for a fee of US$5,000 to Photon Consulting LLC. The Company confirms that Photon Consulting LLC has consented to the reference to its name and the use by the Company of its data in the Registration Statement.

Industry Demand for Solar Power Products, page 74

4.	Please clarify how the “trend of government policies” is in support of the expansion of solar power, given the recent incentive reductions mentioned on pages 16 and 111.

The Company respectfully advises the Staff that although reductions in feed-in tariffs and other incentives for PV installations have been announced by the governments of Germany, Spain and South Korea, new incentive programs have been introduced by the governments of other markets, including Australia, China, Japan and the United States. The disclosure has been revised in response to the Staff’s comments. See revised disclosure on page 74.

Year Ended December 31, 2009…, page 92

5.	Please expand the disclosure regarding revenues attributable to solar cells and modules to clarify the portion related to products produced by third parties. Also tell us, with a view toward disclosure, how costs and margins differ for those you produce as compared with those produced by third parties.

The Company respectfully advises the Staff that the Company began manufacturing solar cells and solar modules in the third quarter of 2009 and solar modules in the fourth quarter of 2009. Its sales of solar cells and solar modules, the production of which was outsourced to third parties, occurred mainly before the commencement of the Company’s own solar cell and solar module manufacturing. These sales were not material in the context of the Company’s sales of solar cells and solar modules in 2009. Moreover, as the Company has substantially increased its own solar cell and solar module production capacity and has brought production capacity of solar cells and solar modules into equilibrium in the first quarter of 2010, it has been able to reduce outsourcing of solar cells to a minimum and to essentially discontinue outsourcing of solar modules for the present. Accordingly, the Company has deleted the description of such sales in the discussion of its 2009 results. Please see page 93.

As the Company continues to expand its module production capacity in line with that of solar cells and becomes fully vertically integrated, it does not expect to outsource production of solar cells to or purchase solar cells from third parties for solar module production.

Liquidity and Capital Resources, page 99

6.	Please discuss the reasons for the “significant increase in [y]our…short-term and long-term borrowings” mentioned on page 94.

The Company respectfully advises the Staff that its average balance of short-term and long-term borrowings increased significantly from 2008 to 2009 as the capital expenditure and working capital requirements of the Company increased, primarily due to the acquisition of Zhejiang Jinko, expansion of the production capacity of solar cells and solar modules and commencement of sales of solar modules on credit terms in line with the market practice. The prospectus has been revised accordingly, pages 94 and 100.

Customers, Sales and Marketing, page 133

7.	We note the new sales contract mentioned on page 137. Please expand to clarify how the “fixed price” per watt compares to the current market prices for similar products. Also clarify whether the fixed price is subject to adjustment and, if so, the circumstances under which the price may be adjusted.

The Company respectfully advises the Staff that the fixed price per watt under its sales contract with TRE Tozzi Renewable Energy is based on the market price for comparable products prevailing at the contract date and not subject to adjustment. The disclosure has been revised accordingly. See page 137.

Amendment and Termination, page 150

8.	Briefly discuss the reasons for the reduced exercise price approved by your directors, as noted on pages 82 and F-45.

The Company respectfully advises the Staff that in light of the equity valuation per share at December 31, 2009 and market conditions in the first quarter of 2010, the board of directors decided to reduce the exercise price of the share options so as to increase the incentive value of the options for the grantees.

Consolidated Financial Statements, page F-1

Note 2. Principal Accounting Policies, page F-11

9.	Please disclose your accounting policy for net losses on firm purchase commitments for inventory. Refer to paragraph 330-10-35-17 to -18 of FASB ASC.

The Company respectfully advises the Staff that disclosure of the Company’s accounting policy for net losses on firm purchase commitments for inventory has been added in Note 2(h) to the consolidated financial statements on page F-12.

(w) Subsidy income, page F-16

10.	Please tell us the basis for your accounting policy for government subsidies. Cite the accounting literature relied upon and how you applied that literature to your facts and circumstances. Disclose your policy in more detail to clarify whether you recognize subsidy income before all of the conditions attached to the subsidy are met and whether there is the possibility of repayment of any of the monies received.

The Company respectfully advises the Staff that the Company referred to FASB ASC 958-605-25-2 to determine its accounting policy for government subsidies.

FASB ASC 958-605-15-4 states that accounting for contributions is an issue primarily for not-for-profit entities; however, except for ASC 958-605-45, the guidance applies to all entities that receive contributions unless otherwise indicated. On that basis, the Company believes that FASB ASC 958-605-25-2 is an appropriate basis for determining the accounting for the Company’s subsidies received from local governments.

According to FASB ASC 958-605-25-2, contributions received shall be recognized as revenues or gains in the period received. The subsidies that the Company received from local government were in the form of cash and there were no conditions attached, including none related to specific use or disposition of the funds, and the subsidies are not refundable. Such subsidies were provided at the discretion of relevant government authorities, and the Company was only required to produce sufficient evidence to demonstrate that it was entitled to the subsidies at the time cash was received. Accordingly, the Company recognized such subsidies as subsidy income at the time of receiving cash.

The Company has expanded Note 2(w) on page F-16 to the consolidated financial statements in response to the Staff’s comment.

11.	Further, given the significance of the subsidy recorded in fiscal 2009, please disclose in more detail the nature, extent and duration of the subsidy.

The Company respectfully advises the Staff that it has expanded Note 2(w) on page F-16 to the consolidated financial statements in response to the Staff’s comment.

Note 7. Short-Term Investments, page F-23

12.	Please disclose how you account for short-term investments. If all of the short-term investments are classified as available-for-sale securities as you disclosed on page F-44, then explain to us where you recorded unrealized holding gains and losses. Also in this regard, if true, revise your notes to the consolidated financial statements to include all disclosures required under FASB ASC 320-10-50.

The Company respectfully advises the Staff that its short-term investments as of December 31, 2009 included time deposits of RMB49 million with original maturity of between six-months and one year, and the investment in certain open-end equity funds of RMB1.4 million, which were classified as available-for-sale instruments and measured at their fair value. The fair value of time deposits approximated their carrying value as of December 31, 2009 because such deposits bear interest at market rates and have short maturity periods. The fair value of the open-end equity funds was determined based on the prices quoted on an active open market.

As of December 31, 2009, the Company had unrealized holding gains on its investment in the open-end equity funds in the amount of RMB62,300, which was recognized as investment gain in the Company’s consolidated statement of operations for the year ended December 31, 2009. According to FASB ASC 320-10-35-1, such gain should be excluded from earnings and recorded in other comprehensive income. However, considering that the amount of RMB62,300 was minimal (0.07%) in relation to the Company’s net profit of RMB85,409,632 for the year ended December 31, 2009, the Company has determined that it is not necessary to make adjustment to the 2009 financial statements for such unrealized holding gains. The Company will begin accounting for unrealized holding gains and losses on available-for-sale instruments in other comprehensive income prospectively.

In response to the Staff’s comment, the Company has revised Note 7 to the consolidated financial statements on page F-23 to include all disclosures required under FASB ASC 320-10-50.

Note 25. Commitments and Contingencies, page F-41

(c) Polisilicon supplier agreements, page F-42

13.	Please tell us about your analysis as of December 31, 2009 of your polysilicon supplier agreements under paragraphs 330-10-35-17 to -18 of FASB ASC. We note the disclosure on page 19.

The Company respectfully advises the Staff that the Company has analyzed its long-term fixed price polysilicon supply agreement (as detailed below) in accordance with FASB ASC 330-10-35-17 and -18 and concluded that there was no loss associated with such agreement as of December 31, 2009.

In performing the analysis, the Company first compared the highest future purchase price in the long-term polysilicon supply agreement with the spot market price of polysilicon materials and noted that the highest future purchase price was 14.0% higher than the spot market price as of December 31, 2009. The Company further analyzed the cost structure of its principal products and determined that the cost of polysilicon materials accounted for approximately 48.8% of inventory cost. On that basis and assuming for the purpose of this analysis only that all polysilicon materials used by the Company were supplied under this fixed price supply agreement at its highest purchase price, the Company determined that using the polysilicon materials at a price 14% higher than the spot price at December 31,2009 would have increased the total inventory cost by 6.8%, and thereby reduced the gross margin at December 31, 2009 by 5.7%. Considering that the actual gross margin calculated based on the actual sales prices as of December 31, 2009 was approximately 16.2%, the Company concluded that even assuming a purchase price for all polysilicon materials of 14% higher than the spot market price, the Company would have still realized gross margin of 10.5%, and therefore, there was no loss associated with its long-term fixed price polysilicon supply agreement as of December 31, 2009.

For illustration purpose, the above analysis assumed the polysilicon materials used by the Company were all purchased under the above long-term fixed price supply agreement. However, the Company has not yet made any purchases of polysilicon under this agreement, and will not make any such purchases until November 2010 at the earliest. Moreover, the Company estimates that its actual purchases of polysilicon materials under such agreement will account for less than 7.4% of the estimated total purchase of polysilicon materials in any future period. Therefore, the potential negative impact on the gross margin would be even lower than the amounts illustrated above.

-

Exhibits

14.	Please confirm that the consents you intend to file will include the consent to each reference to that party. For example, please confirm that Exhibits 5.2 and 23.4 will include the consent to reference on page F-42, among other references to that legal counsel.

The Company respectfully confirms to the Staff that the consents it intends to file will include the consent to each reference to that party and the Company will file such consents dated as of the effective date of the Registration Statement.

Please feel free to contact the undersigned at +8610 6535-3971 or +86139 1132-0778 with any comments or questions.

Yours sincerely,

/s/ Scott Clemens
Scott Clemens
Partner
+86 10 6535 3971 scott.clemens@bakermckenzie.com

Enclosures

Cc:	Xiande Li, Chairman
Kangping Chen, Chief Executive Officer
JinkoSolar Holding Co., Ltd.
Leiming Chen, Partner
Simpson Thacher & Bartlett LLP
Khiaw Ngoh Tan, Partner, Stella Zhou, Partner
PricewaterhouseCoopers Zhong Tian CPAs Limited Company